SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    Business Continuity Services Group, Inc.
                    ----------------------------------------
                 (Name of Small Business Issuer in its Charter)

         Nevada                                           91-2057992
-------------------------------                      ---------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                         Identification No.)

       80 Orville Drive
         Bohemia, NY                                         11716
-----------------------------------------              --------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code:         (631) 244-1454
                                                        ---------------

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK
                                                                  ------------



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I, ITEM 1. DESCRIPTION OF BUSINESS

         Business Continuity Services Group, Inc. is a Nevada corporation incorporated on June 13, 2000 as Sunrise Acquisitions, Inc. and changed our name to Business Continuity Services Group, Inc. in April 2002. Business Continuity is a development stage company with no revenues or resources and intends to offer the following consulting services to young private companies and small public companies:

o        business continuation services,

o        business recovery planning,

o        physical security assessments, and

o        strategic recovery planning

Our goal is to become a leading provider of these services in this niche market, although no assurances can be given that we will achieve that goal.

         We plan to operate domestically and will market our services through other professional service firms, principally local and regional accounting, and consulting and information technology firms. We anticipate working with private companies, as well as small public companies, that lack the resources to obtain services from older more established firms. We anticipate that our typical engagements will be for terms of six to eighteen months and will seek renewals wherever possible.

         We plan to help our clients identify and capitalize on their most important business opportunities and will provide solutions to their most complex and critical challenges. Our plan is to create value for our clients by

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using our service offering expertise and our insight, as well as providing guidance with regard to business recovery strategies. Our goal is to use the wide range of knowledge of our founding management member to serve our clients with a focus on quality, innovation and integrity.

         Business Continuity is unable to estimate a time period as to when we will commence promotional activities because of our extremely limited financial resources. The timing of the implementation of Business Continuity's business strategy is dependent on our ability to obtain sufficient financing to undertake our plans. We do not believe that we need more than $200,000 to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. Business Continuity cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will engage the services of an investment banking firm to assist us in raising capital, although no assurances can be given that we will be successful in those efforts.

         Business Continuity does not have any credit facilities or other commitments for debt or equity financing. We may pursue discretionary drawdown lines of credit or similar facilities if our common stock begins to trade at sufficient volumes. However, no assurances can be given that we will be successful in obtaining an equity facility.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

         In May 2001, Business Continuity entered into a consulting agreement, which superseded verbal agreements with our founder prior to incorporation, with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide Business Continuity with strategic planning and management consulting services, as well as administrative and infrastructure support services. This agreement was amended in February 2002 and expired in March 2002. It is renewable for a one-year period commencing with the date that we pay our full obligation to eSAFETYWORLD under the expired agreement. Business Continuity has agreed to pay eSAFETYWORLD fees equal to 600,000 shares of our common stock. We will issue the 600,000 shares upon the effectiveness of this Form 10 at which time we will request eSAFETYWORLD to renew the agreement. If eSAFETYWORLD provides consultants who assist us in completing our engagements, we will compensate eSAFETYWORLD separately for the use of those consultants. The amount of compensation to be paid will be negotiated on a case-by-case basis. The president of eSAFETYWORLD is the brother of our president.

Industry Background

         The business environment is changing at an accelerating pace, presenting opportunities and challenges for young private companies and small public companies. A heightened focus on productivity, increased competition, the commercialization of the Internet and changes in the availability of financing to fund growth are among the forces driving this change. To succeed, businesses must identify and respond rapidly to market trends; develop new products, services, skills and capabilities; use the Internet effectively; and, in some cases, restructure or reinvent themselves. In this dynamic, competitive environment, decisions with respect to a company's needs have become increasingly important and complex. This has created a growing need for professionals with varied business experience to help drive business strategy.

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         In the 1980s and early 1990s, businesses worldwide focused on improving their internal operational efficiency through the use of technology, automating functions such as accounting, human resources management and manufacturing planning. Today, enterprises seek to deploy a more far-reaching set of technological initiatives across business functions, organizations, customers, business partners and suppliers. The worldwide business consulting services market is a substantial business worldwide.

Strategic Planning and Consulting Services

         Companies in every industry, especially start-ups and young public companies, seek advice and support on issues related to achieving and maintaining a competitive advantage. As a part of our strategic planning and consulting services, we plan to work with the upper management of our clients' organizations on their most critical business recovery issues. We plan to help our clients identify their critical business processes and the applications, equipment, technology and staff necessary to continue these critical business processes in the event of a disaster or the inaccessibility of their offices. We will also assist our clients to develop and implement strategic recovery planning and develop and write business recovery plans that will document the recovery strategy and how to implement it. We will also provide plan testing and maintenance services

Related Services

         We intend to provide Risk Assessments of clients' offices, technology equipment and physical security and Business Impact Analyses of the business itself and the approximate loss exposure if the business incurs an outage. We may use the capabilities made available to us by eSAFETYWORLD to assist us in providing many of these services.

Marketing

          Our strategy is to utilize the base of business contacts of our founder to develop an initial client list. Thereafter, we plan on expanding our business by marketing our services to professional accounting, law and consulting firms. We will do so by teaming with those firms on specific engagements. In that way, those firms will be able to provide services to clients that the firms do not have in-house capability of performing and enhance their client retention. We will also attend meetings of professional trade groups to expand our contact base.

Competition

         Competition in our industry is intense and most of our competitors have greater financial resources than do we. Competition will come from a wide variety of professional accounting and consulting firms as well as consulting services offered by venture firms, incubators, and others. We intend to compete based on the reputations and contacts of our founder and the creative approach to services that we offer. We also are prepared to accept shares of clients' common stock to satisfy our fees in those cases in which we believe that the client has a viable business plan and capable management. We believe that the ability to receive services without having to pay cash fees gives us a significant marketing advantage with many emerging companies.

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         If we accept shares of stock in satisfaction of our fee, we do expect that an issuer will take steps to become a public company within a reasonable period of time not exceeding two years.

         No assurances can be given that our competitive strategy will be successful.

Employees

         At March 31, 2002, Business Continuity had one employee. Our founder, Mr. James Heil, has a broad base of business contacts to develop client engagements. Currently, Mr. Heil does not devote fulltime to us. He intends to devote fulltime to us if sufficient funding is obtained to commence operations. No assurances can be given that we will be successful in obtaining such funding. In addition, we will engage other professionals on a case by case basis to complete projects on a timely basis.

Legal Proceedings

         Business Continuity is not a party to any legal proceedings and no legal proceedings have been threatened by Business Continuity or, to the best of its knowledge, against it.

PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Management's Discussion and Analysis

         Business Continuity has not yet commenced revenue producing operations. The extent of operations over the next 12 months will be determined by:

o        The amount of financing obtained, if any, and

o        Our ability to negotiate non-cash compensation to satisfy commitments.

         We cannot predict what our level of activity will be over the next 12 months. We will not incur any cash obligations that we cannot satisfy. Our agreement with eSAFETYWORLD will accommodate our administrative and certain infrastructure needs for the next year without requiring any cash outlays.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. We have not had any conversations or discussions for any potential strategic alliance or similar transaction.


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Risk Factors

Risk Factors Related to Business Continuity's Proposed Business Activities:

Business Continuity is a development stage company with no operating history and anticipated losses.

         Business Continuity was incorporated on June 13, 2000 as Sunrise Acquisitions, Inc. and changed our name to Business Continuity Services Group, Inc. in April 2002 and has not yet initiated our principal business operations. We have no revenues and no assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have insufficient operating history upon which an evaluation of our future performance and prospects can be made. Business Continuity's future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in Business Continuity's common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

o Competition from entities that are much more established and have greater financial and technical resources than do we;

o        need to develop infrastructure;

o        ability to access and obtain capital when required; and

o        dependence upon key personnel.

         Business Continuity cannot be certain that our business strategy will be successful or that we will ever be able to commence revenue generating activities. Furthermore, Business Continuity believes that it is probable that we will incur operating losses and negative cash flow for the foreseeable future.

Business Continuity has had negative cash flow since inception, has no financial resources and anticipates operating losses and negative cash flow for the foreseeable future.

         Business Continuity has incurred negative cash flow since inception and has an accumulated deficit of $23,000 at March 31, 2002. Furthermore, Business Continuity believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future because of costs and expenses related to marketing and startup activities.

         Business Continuity cannot be certain that our business strategy will be successful or that we will successfully address these risks. Our independent auditors indicated in their report that "the Company has no established source of revenue which raises substantial doubt about its ability to continue as a going concern."

Business Continuity will need financing which may not be available.

         Business Continuity has not established a source of equity or debt financing. Business Continuity will require financing to establish our consulting services business and implement our strategic plan. There can be no

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assurance that financing will be available or found. If Business Continuity is unable to obtain financing, we may not be able to commence revenue producing activities.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligation.

         We have no committed source of financing. Wherever possible, we will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

Business Continuity will be heavily dependent on the services of James Heil.

         Business Continuity's business strategy is completely dependent upon the knowledge and business contacts of James Heil, our founder and president. If Business Continuity were to lose the services of Mr. Heil, it is unlikely that we would be able to implement our business plan.

Business Continuity will need to engage and retain qualified employees and consultants to implement its strategy.

         Mr. Heil will devote 10% of his time to Business Continuity until such time that we raise at least $120,000 in financing. Business Continuity will have to locate, engage and retain qualified and experienced professionals to undertake our plan. If we are unable to attract experienced industry professionals, it is unlikely that we will be able to generate a material amount of revenue. No assurances can be given that we will be able to locate, engage or retain qualified industry professionals.

We may face damage to our professional reputation or legal liability if our future clients are not satisfied with our services.

         As a professional services firm, we will depend to a large extent on our future relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products it might be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. Our contracts will typically include provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. No assurances can be given that we will retain clients in the foreseeable future.

Our future engagements with clients may not be profitable.

         When making proposals for engagements, we plan to estimate the costs and timing for completing the projects. These estimates will reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these

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contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

         In addition, as consultants, a client will typically retain us on an engagement-by-engagement basis, rather than under long-term contracts, and the client with short notice and without significant penalty may terminate a substantial majority of our contracts and engagements. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we will lose the associated revenues, and we may not be able to eliminate associated costs in a timely manner.

The consulting and information technology markets are highly competitive, and we may not be able to compete effectively.

         The consulting and technology services markets in which we will operate include a large number of participants and are highly competitive. Our primary competitors include:

o large and regional accounting, consulting and other professional service firms;

o        technology service providers; and

o        private consultants.

Most of these competitors have substantially greater financial and other resources than we do and also have much more name and brand recognition in the marketplace. Our limited resources make it doubtful that we will be able to compete effectively against many of these competitors. There are no assurances that we will be able to compete in this marketplace in the foreseeable future.

Business Continuity will need to build brand or name recognition.

         To be successful, we will have to build brand or name recognition. Doing so will require a marketing or advertising campaign. There can be no assurances that we will be successful in obtaining the funds necessary to finance an effective marketing campaign. Furthermore, even if a marketing campaign were undertaken, there can be no assurances that it would result in generating appreciable amounts of revenue.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

         Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. We may rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we plan to take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

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General Market Risk Factors:

The existing management and shareholders of Business Continuity control the Company.

         The present management and shareholders of Business Continuity control 94% of Business Continuity's common stock. Such concentration of ownership and control may have the effect of delaying, deferring, or preventing a change in control of Business Continuity.

Business Continuity's board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

         Business Continuity is authorized to issue up to 24,000,000 shares of common stock, par value $.001 per share. Business Continuity's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the company.

         For all of the foregoing reasons and others set forth herein, an investment in these securities involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors set forth in this Form 10.

Liquidity

         Business Continuity does not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances when needed will be available. Business Continuity believes that it can commence revenue producing activities if it obtains investments of $200,000. We will engage the services of an investment banking firm to assist us in raising capital, although no assurances can be given that we will be successful in those efforts.

         We may pursue discretionary draw down lines of credit or similar facilities if our common stock begins to trade at sufficient volumes. However, no assurances can be given that we will be successful in obtaining an equity facility.

         We have a consulting agreement with eSAFETYWORLD which substantially reduces the near term need to incur significant capital costs during that period. During the contract period, we will use eSAFETYWORLD facilities for administration and infrastructure needs.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. We have not had any conversations or discussions for any potential strategic alliance or similar transaction.


New accounting pronouncements

         No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on Business Continuity's financial position or reported results of operations.

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         On April 30, 2002, the SEC proposed a disclosure requirement for companies to include a separately-captioned section regarding the application of critical accounting policies in the "Management's Discussion and Analysis" (MD&A) section of annual reports, registration statements and proxy and information statements. The Application of Critical Accounting Policies section would encompass both disclosure about the critical accounting estimates that are made by the company in applying its accounting policies and disclosure concerning the initial adoption of an accounting policy by a company.

         The SEC's proposals define an accounting estimate recognized in the financial statements as a "critical accounting estimate" if:

o the accounting estimate requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

o different estimates that a company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of a company's financial condition, changes in financial condition or results of operations.

The proposals would also require the following information in the MD&A section:

o A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

o An explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

o A quantitative discussion of changes in line items in the financial statements and overall financial performance if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

o A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

o A statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

o If the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

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o        A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

The proposals also would include a requirement that companies update this part of the required disclosure to show material changes in their quarterly reports.

PART I, ITEM 3. DESCRIPTION OF PROPERTY

         Business Continuity currently operates out of a facility in Bohemia, New York provided to us by eSAFETYWORLD as part of our consulting agreement.

PART I, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of March 31, 2002, we had 9,000,000 shares of common stock outstanding, exclusive of the 600,000 shares issuable to eSAFETYWORLD. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of March 31, 2002; of all directors and executive officers of the company; and of our directors and officers as a group.


Name and Address of           Number of Shares
Beneficial Owner             Beneficially Owned              Percent of Class
--------------------         ---------------------          ------------------
James F. Heil
80 Orville Drive
Bohemia, NY  11716                3,000,000                         31.3

Edward A. Heil
80 Orville Drive
Bohemia, NY  11716                2,150,000                         22.4

R. Bret Jenkins
80 Orville Drive
Bohemia, NY  11716                2,150,000                         22.4

K. Ivan F. Gothner
80 Orville Drive
Bohemia, NY  11716                1,000,000                         10.4

Bridget C. Owens                    225,000                          2.3

eSAFETYWORLD, Inc.
80 Orville Drive
Bohemia, NY  11716                  600,000 (1)                      6.3

Officers and Directors
as  a group ( 2 members)          3,225,000                         38.9

------------------------------------------
(1) Shares are issuable at March 31, 2002.

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PART 1, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our management consists of:


     Name                        Age                   Title
--------------------          ----------          --------------------
James F. Heil                     51              Director, president,
                                                  CEO and chairman

K. Ivan F. Gothner                44               Director

James F. Heil - is founder of Business Continuity. He was vice president and director of contingency planning/security at CrossLand Bank, a nation wide banking franchise from 1984 to 1996. He was also president of Specialized Management Associates, Ltd, a business continuity consulting firm, from 1996 to 2000. He was a manager in the consulting group of Deloitte & Touche, LLP in 2001 and of KPMG in 2002.

K. Ivan F. Gothner became a director in April 2002 and is a managing director and a founder of Adirondack Capital, LLC, a private merchant banking firm that focuses on serving small and midsize growth companies. Mr. Gothner was associated with Kleinwort Benson Limited, an investment banking firm, in 1986 and, from 1987 through 1990, Mr. Gothner acted as the general manager of the KB Mezzanine Fund, LP., a specialized smallcap fund. In 1990, Mr. Gothner joined Barclays Bank as a Senior Vice President responsible for establishing an investment banking unit to serve small and mid sized companies. Upon the sale of Barclays' "middle market" business at the end of 1992, Mr. Gothner began to work independently in this area. In addition to financial advisory assignments, Mr. Gothner's work had included an assignment where he acted as a "start up" managing director of First United Equities Corporation from 1995 to 1997. Mr. Gothner holds BA and MA degrees from Columbia University and also serves as a director of eSAFETYWORLD, Inc.

Board of Directors

         All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. Business Continuity has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, Business Continuity will consider a directors' stock option plan.

Stock Option Plan

         Business Continuity has a stock option plan that expires in 2011 and enables Business Continuity to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

         No options are outstanding.

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Executive Compensation

         James Heil has a one year, renewable contract with Business Continuity that provides a salary of $120,000, payable bi-weekly and begins on the date that we raise a minimum of $100,000 in financing.

Conflicts of Interest

         None of our officers or directors is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Each officer and director is, so long as he or she is an officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his or her attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

PART 1, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In May 2001, Business Continuity entered into a consulting agreement with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide Business Continuity with strategic planning and management consulting services, as well as administrative and infrastructure support services. The agreement was amended and expired in March 2002. We agreed to pay eSAFETYWORLD a fee equal to 600,000 shares of our common stock as compensation under this agreement. Such shares will be issued immediately following the effectiveness of this Form 10-SB at which time we intend to request eSAFETYWORLD to renew the agreement for an additional year for a payment of approximately 350,000 shares of our common stock.

PART 1, ITEM 8. DESCRIPTION OF SECURITIES

Introduction

         Business Continuity is authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.

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Common Stock

         There are 9,600,000 shares of common stock issued and outstanding at April 30, 2002 (including the 600,000 shares issuable to eSAFETYWORLD) held by eight shareholders. The holders of Business Continuity's common stock:

o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Unissued Capital Stock

         Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if Business Continuity's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of Business Continuity, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

         One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of Business Continuity to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Business Continuity by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Business Continuity's management and possibly deprive the stockholders of opportunities to sell their shares of Business Continuity common stock at prices higher than prevailing market prices.

No Preemptive Rights

         No holder of any class of stock of Business Continuity has any preemptive right to subscribe to any securities of Business Continuity of any kind or class.

Quoting and Trading of Business Continuity's Common Stock

         Prior to the date of this document, there has not been any established trading market for Business Continuity's common stock. Application will be made to quote the shares of Business Continuity's common stock on the OTCBB under the proposed symbol "BCSC." There can be no assurance as to the prices at which Business Continuity's common stock will trade if a trading market develops, of which there can be no assurance.. Until Business Continuity's common stock is fully distributed and an orderly market develops, if ever, in Business Continuity's common stock, the price at which it trades is likely to fluctuate significantly. Prices for Business Continuity's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of Business Continuity's common stock, developments affecting the businesses of Business Continuity generally, including the impact of the factors referred to in "Risk Factors," investor perception of Business Continuity and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

         Until Business Continuity's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to Business Continuity, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

o the basis on which the broker or dealer made the suitability determination and

o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks

         There is no public market for Business Continuity's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of Business Continuity's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. Business Continuity's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

         The market price for Business Continuity's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond its control, including the following:

o        actual or anticipated variations in quarterly operating results;

o announcements by Business Continuity or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

o        additions or departures of key personnel;

o        sales or issuances of additional shares of common stock; and

o        potential litigation or regulatory matters.

         The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of Business Continuity's common stock, regardless of Business Continuity's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect Business Continuity's stock price.

         The sale or availability for sale of a substantial number of shares of Business Continuity's common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 9,600,000 shares of common stock currently held by Business Continuity's management and principal shareholders are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of Business Continuity's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning Business Continuity.

         Business Continuity has 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 14,400,000 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.

                                     PART II

PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         We have never paid any cash dividends on shares of our common sock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

PART II, ITEM 2. LEGAL PROCEEDINGS.

         We are not involved in any litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         We have no disagreements with out accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding this filing, we have issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

1. In June 2000, 2,000,000 shares of common stock were issued and sold for a total of $2,500, or $.00125 per share, to eight individuals as founders. In June 2000, two founders planned to transfer a total of 100,000 shares to 22 individuals. These transfers were not completed, and the plan was rescinded in September 2000. In December 2000, 500,000 shares of one of the founders were cancelled and reissued to two individuals. After giving effect to all subsequent stock splits, these common shares now represent a total of 6,000,000 shares.

2. In December 2000, 1,000,000 shares of common stock were issued and sold to one individual at the same price per share as was paid by other founders. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and the individual. Registrant provided the individual with business and financial information. The individual had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the individual had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. After subsequent stock splits, these shares now equate to 3,000,000.

3. In May 2001, 600,000 shares of Common Stock were issuable for consulting services to eSAFETYWORLD, Inc. The services of eSAFETYWORLD have been valued at $1,000, or $.00167 per share. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultants. Registrant provided Consultant with business and financial information. Consultants had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultants had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid.

         The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

         Registrant effected a 3-for-1 forward stock split of its common stock, effective for holders of record on March 31, 2001. This increased its issued and outstanding shares to 9,000,000 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended.

PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Business Continuity's Certificate of Incorporation, as amended, provides that Business Continuity shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. Business Continuity's Certificate of Incorporation, as amended, also provides that a director of Business Continuity shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

         Business Continuity has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Business Continuity will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

         There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                     BUSINESS CONTINUITY SERVICES GROUP, INC
                         (A Development Stage Company)
                                Table of Contents




                                                                Page No.
                                                                --------

Independent Auditors' Report                                       F-1

Balance Sheet - March 31, 2002                                     F-2

Statement of Operations - for the year ended
 March 31, 2002, the period June 13, 2000
 (inception) to March 31, 2001 and June 13,
 2000 (inception) through March 31, 2002                           F-3

Statement of Changes in Stockholders' Deficit -
 for the year ended  March 31, 2002, the period
 June 13, 2000  (inception) to March 31, 2001
 and June 13, 2000 (inception) through
 March 31, 2002                                                    F-4

Statement of Cash Flows - for the year ended
 March 31, 2002, the period June 13, 2000
 (inception) to March 31, 2001 and June 13,
 2000 (inception) through March 31, 2002                           F-5

Notes to Financial Statements                                  F-6 to F-9

                              FINANCIAL STATEMENTS



                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Business Continuity Services Group, Inc.
(A Development Stage Company)
Bohemia, New York

We have audited the accompanying balance sheet of Business Continuity Services Group, Inc. (a development stage company) as of March 31, 2002 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended March 31, 2002 and the period June 13, 2000 (inception date) to March 31, 2001 and cumulative period from June 13, 2000 (date of inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Continuity Services Group, Inc. (a development stage company) as of March 31, 2002 and the results of its operations and cash flows for the year ended March 31, 2002 and June 13, 2000 (inception date) to March 31, 2001 and cumulative period from June 13, 2000 (date of inception) to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses from operations and has no established source of revenue or financing which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 /s/ Feldman Sherb & Co., P.C.
                                                    --------------------------
                                                     Feldman Sherb & Co., P.C


New York, New York
June 11, 2002

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                                  Balance Sheet
                                 March 31, 2002

                                     ASSETS


CURRENT ASSETS

 Cash                                                   $     -
                                                         ------------
 Total Current Assets                                         -
                                                         ------------
 TOTAL ASSETS                                           $     -
                                                         ============






                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

 Accounts and notes payable - related party             $   13,000
                                                         ---------
 Total Current Liabilities                                  13,000
                                                         ---------

STOCKHOLDERS' EQUITY

 Preferred stock: $0.001 par value,
  authorized 1,000,000 shares,
  -0- issued and outstanding                                  -
 Common stock: $0.001 par value,
  authorized 20,000,000 shares;
  9,000,000 shares issued and outstanding                    9,000
 Additional paid-in capital                                  1,000
 Deficit accumulated during the development stage          (23,000)
                                                         ---------
Total Stockholders' Deficit                                (13,000)
                                                         ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT             $     -
                                                         =========

   The accompanying notes are an integral part of these financial statements.

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                            Statements of Operations


                                                                  Cumulative
                                                Period from       Period from
                                               June 13, 2000     June 13, 2000
                                               (inception) to    (inception) to
                                 Year ended       March 31,     March 31, 2002
                               March 31, 2002       2001
                               --------------  --------------   ---------------

REVENUE                        $    -          $      -         $       -

EXPENSES                          13,000            10,000            23,000
                                ----------      -----------      -------------

NET LOSS                       $ (13,000)      $   (10,000)     $    (23,000)
                                ==========      ===========      ==============

Basic Loss Per Share           $    -          $      -         $       -
                                ==========      ===========      ==============

Weighted Average Number of
 Shares Outstanding             9,000,000         9,000,000         9,000,000
                                ==========      ===========      ==============

   The accompanying notes are an integral part of these financial statements.

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)



                                                                      Deficit
                                                                   Accumulated
                                 Common Stock          Additional   During the
                            -------------------------   Paid-In     Development
                              Shares         Amount      Capital      Stage       Total
                            ----------    ------------ -----------  -----------  --------

Balance at inception              -       $   -        $   -        $    -      $   -

Common stock issued (1)      9,000,000       9,000        1,000          -        10,000

Net loss                          -           -            -          (10,000)   (10,000)
                            ----------    ------------ -----------  -----------  --------
Balance, March 31,2001       9,000,000       9,000        1,000       (10,000)      -

Net loss for the year ended
 March 31, 2002                   -           -            -          (13,000)   (13,000)
                            ----------    ------------ -----------  -----------  --------
Balance, March 31, 2002      9,000,000    $  9,000     $  1,000     $ (23,000)  $(13,000)
                            ==========    ============ ===========  ===========  ========


(1) Amounts issued for $2,500 in cash and founders contributed services valued at $7,500.



   The accompanying notes are an integral part of these financial statements.

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                            Statements of Cash Flows




                                                Period from       Cumulative
                                               June 13, 2000      Period from
                                               (inception) to    June 13, 2000
                                 Year ended       March 31,      (inception) to
                               March 31, 2002       2001         March 31, 2002
                               --------------  --------------   ---------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net loss                        $  (13,000)      $ (10,000)       $ (23,000)
Changes in operating assets
 and liabilities:                    1,000            -               1,000
                                 ----------       ---------        ---------
Net Cash Used in Operating
 Activities                        (12,000)        (10,000)         (22,000)
                                 ----------       ---------        ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES                           -               -                -
                                 ----------       ---------        ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Advances from eSAFETYWORLD          12,000            -              12,000
Issuance of common stock              -             10,000           10,000
                                 ----------       ---------        ---------
Net Cash Provided by Financing
 Activities                         12,000          10,000           22,000
                                 ----------       ---------        ---------
NET INCREASE IN CASH                  -               -                -

CASH, BEGINNING OF PERIOD             -               -                -
                                 ----------       ---------        ---------
CASH, END OF PERIOD             $     -          $    -           $    -
                                 ==========       =========        =========
CASH PAID FOR:
Interest                        $     -          $    -           $    -
                                 ==========       =========        =========
Income taxes                    $     -          $    -           $    -
                                 ==========       =========        =========









   The accompanying notes are an integral part of these financial statements.

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage company)
                        Notes to the Financial Statements
                             March 31, 2002 and 2001


NOTE 1 -      ORGANIZATION AND HISTORY

              The Company was incorporated on June 13, 2000 as Sunrise Acquisitions, Inc. and changed its name to Business Continuity Services Group, Inc. in April 2002. The Company is a development stage company with no revenues or resources and intends to offer the following consulting services to young private companies and small public companies:

              o        business continuation services,

              o        business recovery planning,

              o        physical security assessments, and

              o        strategic recovery planning

              Its goal is to become a leading provider of these services in this niche market, although no assurances can be given that it will achieve that goal.


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The Company has no operations to date, and its accounting policies and procedures have not been determined, except as follows:

              a.  Accounting Method

              The Company uses the accrual method of accounting and has selected a calendar year end.

              b.  Basic Loss Per Share

              Statement of Financial Accounting Standards No. 128, "Earnings Per Share" requires a presentation of "Basic" and (where applicable) "Diluted" earnings per share. Generally, Basic earnings per share is computed on only the weighted average number of common shares actually outstanding during the period, and the Diluted computation considers potential shares issuable upon exercise or conversion of other outstanding instruments where dilution would result. Diluted earnings per share is not being shown due to the fact that the years presented have a net loss and the conversions if any would be anti-dilutive.

              c.  Income Taxes

              The Company complies with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has fully reserved for the potential benefits of its operating losses because realization, on a separate company basis, is not assured.

              At March 31, 2002, the Company had net operating loss carryforwards of approximately $23,000 that may be offset against future taxable income through 2016. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards that could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              For the purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

              e.  Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              f.    Effect of new accounting standards

              The Company does not believe that any recently issued accounting standards not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

NOTE 3 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek financing as needed from a variety of sources, although there are no assurances that such financing will be available when needed. If the Company is unable to obtain financing or if the financing that it does obtain is insufficient to cover any operating losses that it may incur, the Company may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 -      EQUITY TRANSACTIONS

              Common Stock

              The Company effected a three for one stock split in March 2001. All disclosures give retroactive effect to that split.

              The holders of the Company's common stock:

              o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

              o Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company;

              o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

              o Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

              In June 2000 and December 2000, the Company issued 9,000,000 shares of common stock for $10,000 to its founding shareholders.

              Stock Option Plan

              The Company has a stock option plan which expires ten years from March 31, 2002, the date adopted, and enables it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of March 31, 2002.

NOTE 5        COMMITMENTS

              Consulting Agreement

              In May 2001, the Company signed a consulting agreement with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide certain business, technical and financial consulting services to the Company. The agreement with eSAFETYWORLD, as amended in March 2002, called for the Company to issue 600,000 shares of its common stock in consideration for the services received as of the expiration date in March 2002. A liability of $1,000 has been recorded for the Company's obligations under this agreement which equates to a price per share that is slightly higher than the price per share paid by founders. The shares will be issued within 24 hours of the effectiveness of a Form 10-SB. The Company intends to renew the consulting agreement upon satisfying its obligations under the expired agreement and has agreed to pay a fee equal to 350,000 shares for such renewal. No work will be performed during the renewal period until all obligations under the expired agreement have been satisfied.

              During the year ended March 31, 2002, eSAFETYWORLD also loaned $12,000 to the Company. These amounts bear interest at the rate of 7% per annum and are payable on demand.

              The President of eSAFETYWORLD is the brother of the Company's President. Directors of eSAFETYWORLD hold approximately 57% of the Company's common stock.

                                    PART III

         PART III, ITEMS 1 AND 2. INDEX TO, AND DESCRIPTION OF EXHIBITS


(a)      Exhibits


3.1                 Articles of Incorporation for the Company
3.2                 By-Laws of the Company
4.1                 Specimen of Common Stock Certificate
10.1                Amended Consulting agreement with eSAFETYWORLD, Inc.
10.2                Stock Option Plan
10.3                Employment Agreement with James F. Heil


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BUSINESS CONTINUITY SERVICES GROUP, INC.



By:/s/JAMES F. HEIL
      --------------
      JAMES F. HEIL
      President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                            TITLE                       DATE
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/s/JAMES F. HEIL                    Director                  June 20, 2002
   --------------
   JAMES F. HEIL

/s/K. Ivan F. Gothner              Director                  June 20, 2002
   ------------------
   K. Ivan F. Gothner